SGOCO GROUP LTD.
Suite 1503, Sino Plaza
255-257 Gloucester Road
Causeway Bay, Hong Kong

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR proposals 1 and 2:

		For	Against	Abstain
1	To approve a share consolidation or reverse stock split, of the Company's ordinary shares, par value $0.001 per share, at a ratio of one-for specific ratio to be determined by the Board of Directors in its sole discretion within the range of one-for-two to one-for-five, inclusive, referred to as the Reverse Stock Split Charter Amendment, such that the number of the Company's authorized ordinary shares is decreased and the par value of each ordinary share is increased by that ratio.	☐	☐	☐
2	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000255310_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com .

SGOCO GROUP, LTD.

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

to Be Held on September 21, 2015

I/We of _____________, being the registered holder of ___________ ordinary share(s), par value US$0.001 per share ("**Ordinary Shares**"), of SGOCO Group, Ltd. (the "**Company**"), hereby appoint the Chairman of the Special General Meeting or_______________ of__________________as my/our proxy to attend and act for me/us at the Special General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong on September 21, 2015 at 10.00 a.m., and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the SGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.

0000255310_2 R1.0.0.51160

Continued and to be signed on reverse side